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SEC Mail Processing Section FEB 27 2017 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-067433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crutchfield Securities, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5599 San Felipe St, Suite 555
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric W. Roddiger, 713-961-0496
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway - 15th Floor (Address) New York, NY 10018 (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric W. Roddiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crutchfield Securities, L.L.C., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Eric W. Roddiger, FINOP

Title

Notary Public

MARGO ADAMS
Notary Public, State of Texas
Comm. Expires 02-22-2021
Notary ID 125181827

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Crutchfield Securities, L.L.C.
Houston, Texas

We have audited the accompanying statement of financial condition of Crutchfield Securities, L.L.C., as of December 31, 2016. This statement of financial condition is the responsibility of Crutchfield Securities, L.L.C.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crutchfield Securities, L.L.C. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 10, 2017

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets	
Cash	$ 26,894
Prepaid expenses	1,139
Total current assets	28,033
TOTAL ASSETS	$ 28,033

LIABILITIES AND MEMBERS' EQUITY

Total current liabilities	$ -
Members' equity	28,033
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 28,033

The accompanying notes are an integral part of this statement of financial condition

NOTE 1 – NATURE OF OPERATIONS

Description of Business – Crutchfield Securities, L.L.C. (the "Company") was formed on June 14, 2006, as a Texas limited liability company and its members have limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients in arranging financings, mergers, acquisitions, and divestitures. The Company is under common ownership with Crutchfield Financial, L.L.C. ("Crutchfield Financial").

The Company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company acts primarily to arrange, on behalf of clients, the purchase of operating businesses whether structured as a purchase of assets, equity, merger or otherwise.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting principles followed and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Concentration of Risks – The Company's cash is placed with highly rated financial institutions, and the Company conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. At certain times, deposits may exceed federally insured limits.

Accounts Receivable – Accounts receivable are recorded at outstanding principal when invoices are issued. The Company evaluates its receivables to determine collectability as necessary. The Company does not have any outstanding accounts receivable at December 31, 2016.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – RELATED PARTY TRANSACTIONS

Effective January 1, 2014, the Company entered into an office and administrative agreement with Crutchfield Financial. The term of the agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30-day written notice by either party. The Company pays its share of rent and related overhead expenses, as defined in the agreement.

NOTE 3 – RELATED PARTY TRANSACTIONS, continued

The terms of any arrangements with the related parties may not be the same as those that would otherwise exist or result from transactions and agreements among unrelated parties.

NOTE 4 – NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2016, the Company's net capital, as defined, of $26,894 exceeded the required minimum by $21,894.

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

NOTE 5– SECURITIES INVESTOR PROTECTON CORPORATION

The Company is exempt from the provisions of the rule 17a-5(e)(4) of the Securities Exchange Commission as of December 31, 2016. In accordance with the Securities Investors Protection Corporation ("SIPC") instructions to form SIPC - 7 indicate, in paragraph F, that Rule 17a-5(e)(4) requires only SIPC members who are not exempted from audit requirement and whose gross revenues are in excess of $500,000 to file supplemental report of independent registered public accounting firm on applying agreed - upon procedures. The Company's gross revenues do not exceed $500,000 and is therefore exempt from the reporting requirements for the year ended December 31, 2016.

NOTE 6– MEMBERS' EQUITY

There are three members in the Company. All profits, losses, and distributions are to be allocated to the members in proportion to their respective percentage interests as defined in the Company's Limited Liability Company Agreement.

Members received distributions from the Company in the total amount of $180,000 for the year ended December 31, 2016. Each member received distributions based on their respective membership interests.

NOTE 7 – CONCENTRATIONS

Major Customers – For the year ended December 31, 2016, the Company had one customer. The Company believes that due to the nature of its business (few but large transactions and insignificant expenses), this does not constitute a significant risk regarding its net capital requirement or otherwise.

NOTE 8– SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 10, 2017, the date which the financial statements were available to be issued

* * * *

Registration Solutions, Inc.
Your New Solution for Outsourcing Compliance and Registration Needs

February 24, 2017

Via Priority US Mail

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Mail Stop 8031
Washington, DC 20549

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

RE: Crutchfield Securities, L.L.C.
(SEC # 8-67433) (FINRA #142156)
2016 Audited Financial Statements

Dear Sir or Madam:

On behalf of my client, Crutchfield Securities, enclosed please find two (2) copies of the Audited Financial Statements, with attached SEC form X-17A-5, Part III, Oath or Affirmation, for Crutchfield Securities, L.L.C. for the year ending 2016. These statements are provided in accordance with Rule 17a-5(d)(1)(i) pursuant to Section 15 of the Securities and Exchange Act of 1934.

Should you have any questions, please contact Crutchfield Securities directly.

Sincerely,

Darlean Newman

Darlean D Newman
President

cc: **Eric W. Roddiger** — **VIA email ewr@crutchfieldcapital.com**
Designated Principal & FINOP

22906 Pine Mist Lane, Spring, Texas 77373-9248
PHONE 713-857-3075 | EMAIL Darlean@RegistrationSolutionsInc.com

CRUTCHFIELD SECURITIES, L.L.C.
(A TEXAS LIMITED LIABILITY COMPANY)

Statement of Financial Condition Pursuant to Rule
17a-5 under the Securities Exchange Act of 1934

DECEMBER 31, 2016